Exhibit 99.2
VectivBio Publishes Invitation to the Annual General Meeting

BASEL, Switzerland, June 9, 2022 (GLOBE NEWSWIRE) -- VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions, today published the invitation to the 2022 Annual General Meeting, which will be held on Thursday, June 30, 2022, at 2:00 p.m. CEST / 8:00 a.m. EDT at the offices of VectivBio Holding AG at Aeschenvorstadt 36, 4051 Basel, Switzerland.

In view of the ongoing COVID-19 pandemic, and in accordance with the Ordinance 3 of the Swiss Federal Council regarding measures on combatting the coronavirus (COVID-19), the 2022 Annual General Meeting will take place without the personal attendance of shareholders. Shareholders shall be represented at the 2022 Annual General Meeting exclusively by the independent proxy. For information on how to exercise rights and issue voting instructions to the independent proxy, shareholders can access the invitation to the 2022 Annual General Meeting at www.edocumentview.com/VECT.

About VectivBio AG
VectivBio (Nasdaq: VECT) is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidemias.

Forward Looking Statement
Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the timing of the 2022 Annual General Meeting. Such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to: the impacts of the ongoing COVID-19 pandemic and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2022 and its other subsequent filings with the Securities and Exchange Commission. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

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Contact:

Patrick Malloy
VectivBio SVP, Investor Relations and Strategic Communications
Patrick.Malloy@vectivbio.com